EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Beach Point GP LLC is the sole general partner and therefore control person of Beach Point Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.